SE 11020600 MMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION
RECEIVED
MAY 25 2011
WASH., D.C.
211

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 33073

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/1/10 (MM/DD/YY) AND ENDING 3/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EMMET & CO., INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12 Peapack Road
(No. and Street)

Far Hills,	NJ	07931
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Maru Pineiro 908-234-1666
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Greenberg & Company LLC
(Name – *if individual, state last, first, middle name*)

500 Morris Avenue	Springfield	NJ	07081
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Christopher Emmet Sr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Emmet & Co., Inc., as of March 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Christopher T Emmet
Signature

President
Title

M Pineiro
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- n/a ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- n/a ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- n/a ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Maria Pineiro
Notary Public
New Jersey
My Commission Expires Dec 23 2014

EMMET & CO., INC.

FINANCIAL STATEMENTS

MARCH 31, 2011

[redacted]

EMMET & CO., INC.
STATEMENT OF FINANCIAL CONDITION
AS OF MARCH 31, 2011

ASSETS

Cash	$ 82,460
Cash Segregated Under Rule 15c3-3	125,000
Receivables From Customers	26,875
State and Municipal Government Obligations	14,796,001
Property and Equipment, Net	81,922
Deposit - Clearing Organization	40,000
Deposit - Internal Revenue Service	292,008
Accrued Interest	174,298
Other Assets	105,433
TOTAL ASSETS	$ 15,723,997

LIABILITIES AND STOCKHOLDERS' EQUITY

Payables to Brokers and Dealers	$ 73,603
Payable to Clearing Organization	9,212,610
Accounts Payable and Other Liabilities	39,508
TOTAL LIABILITIES	9,325,721
COMMITMENTS & CONTINGENCIES (See Note 8)	
STOCKHOLDERS' EQUITY	
Common Stock - Authorized and Issued	
3,500 Shares Without Par Value	1,200,000
Paid-In Capital	1,935,836
Retained Earnings	3,262,440
	6,398,276
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 15,723,997

See accountants' report and notes to the financial statements.